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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Lauren Sprague Hamill
Joe McCann

Re:	AEON Biopharma, Inc. Amendment No. 1 to the Registration Statement on Form S-1 Filed October 23, 2023 File No. 333-274094

Ladies and Gentlemen:

On behalf of AEON Biopharma, Inc. (the “Company”), please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 to the Company’s Registration Statement on Form S-1 ( “Amendment No. 2”). The Company previously filed a Registration Statement on Form S-1 with the Commission on August 18, 2023 (the “Original Filing”) and an Amendment No. 1 to the Original Filing on October 23, 2023 (“Amendment No. 1”). Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on November 15, 2023 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such responses are to page numbers in Amendment No. 2.

November 22, 2023

Cover Page

1.	Please revise your cover page and plan of distribution to identify each of (i) ACM ARRT J LLC and (ii) Polar Multi-Strategy Master Fund as underwriters. Refer to Section 2(a)(11) of the Securities Act.

Response:

The Company respectfully acknowledges the Staff’s comment, but respectfully advises the Staff that the Subscribers believe that ACM ARRT J LLC (“ACM ARRT J”) and Polar Multi-Strategy Master Fund (“Polar”, and collectively with ACM ARRT J, the “Subscribers”) are not underwriters for the reasons set forth below.

Subscription Agreements

On June 29, 2023, the Company, when it was known as Priveterra Acquisition Corp., and AEON Biopharma Sub, Inc. (f/k/a AEON Biopharma, Inc.) (“Old AEON”) entered into separate subscription agreements (the “FPA Funding Amount Subscription Agreements”) with each of the Subscribers. Pursuant to the terms of the respective FPA Funding Amount Subscription Agreements, the Subscribers purchased an aggregate of 6,275,000 shares of Priveterra’s Class A Common Stock, par value $0.0001 per share (“Priveterra Class A Common Stock”), with Polar purchasing 3,175,000 shares of Priveterra Class A Common Stock and ACM ARRT J purchasing 3,100,000 shares of Priveterra Class A Common Stock.

Each of the FPA Funding Amount Subscription Agreements contained representations and warranties from the Subscribers. These representations and warranties included that each Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)), an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act), or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), (ii) is acquiring the shares only for its own account and not for the account of others, or if Subscriber is subscribing for the shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and Subscriber has sole investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements therein on behalf of each owner of each such account, and (iii) is not acquiring the shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. Furthermore, each Subscriber acknowledged and agreed that the shares may not be offered, resold, transferred, pledged or otherwise disposed of by such Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of clauses (i)-(ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that the shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, such Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the shares and may be required to bear the financial risk of an investment in the shares for an indefinite period of time. Each Subscriber also acknowledged and agreed that the Shares will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year following the filing of certain required information with the Commission after the closing of the business combination between the Company and Old AEON (the “Closing”). The FPA Funding Amount Subscription Agreements further obligated the Company to file a registration statement registering the resale of the shares issued to each of the Subscribers pursuant to the terms of the FPA Funding Amount Subscription Agreements, with such registration statement serving as a registration statement for the purposes of clause (ii) two sentences above. The pending registration statement on Form S-1 that is the subject of this letter is the registration statement seeking to register the resale of the shares issued to each of the Subscribers pursuant to the terms of the FPA Funding Amount Subscription Agreements.

November 22, 2023

In accordance with the representations and warranties set forth in the FPA Funding Amount Subscription Agreements, each of the Subscribers are not underwriters as such term is defined in Section 2(a)(11) of the Securities Act, as neither of the Subscribers has purchased from the issuer with a view to, or offers or sells for the issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. Furthermore, if the one-year time period for Rule 144 to be available for a business combination involving a special purpose acquisition company had already occurred, then Rule 144 would be available to determine that neither of the Subscribers is engaged in a distribution if such Subscriber were to make sales of the shares, and that therefore, neither of the Subscribers is an underwriter. First, neither of the Subscribers is an affiliate of the Company as such term is defined in Rule 144, as neither of the Subscribers is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company. Second, neither of the Subscribers has been an affiliate of the Company during the preceding three months, during which time the Company has been subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, pursuant to Rule 144, to the extent that the Company has been current in the filing of all required reports under Section 13 or 15(d) of the Exchange Act for the prior 12 months, which would be the case if Rule 144 were currently available, and at least 6 months’ time had elapsed since the time that the Subscribers acquired the shares, which would also be the case if Rule 144 were currently available, each of the Subscribers would be able to avail themselves of the safe harbor to determine that they should not be deemed an underwriter. That the Subscribers have requested that the Company register for resale the shares on a registration statement on Form S-1 prior to the availability of Rule 144 should not lead to a different result as the Subscribers are not engaged in a distribution of the shares purchased by each of them pursuant to the terms of the FPA Funding Amount Subscription Agreements.

Forward Purchase Agreements

In addition to the FPA Funding Amount Subscription Agreements, on June 29, 2023, the Company and Old AEON entered into a Confirmation of an OTC Equity Prepaid Forward Transaction with each of the Subscribers (each Confirmation, a “Forward Purchase Agreement”). Pursuant to the terms of each Forward Purchase Agreement, the Company has pre-paid each Subscriber for the purchase from the Subscriber of such number of shares as is the subject of each Forward Purchase Agreement, with the settlement of the forward purchase from the Subscriber to occur two years after the Closing, unless the time for settlement is accelerated under the terms of the Forward Purchase Agreement. Furthermore, although these are forward purchase arrangements, rather than a physical settlement in which the shares that are the subject of each Forward Purchase Agreement are delivered to the Company by a Subscriber, each Forward Purchase Agreement provides that the Subscriber will cash settle the contractual obligation and deliver a specified amount based upon the value of the shares following the settlement date under the Forward Purchase Agreement. The settlement amounts payable under each Forward Purchase Agreement are not linked to the proceeds from any sales of shares or the timing of any such sales. The Forward Purchase Agreements do not require that any sales be made by the Subscribers, including for paying the cash settlement amount due at the end of the valuation period following the settlement date. Rather, whether sales of shares are made at any time by either Subscriber and a Subscriber’s use of any such proceeds are subject to the sole discretion of the Subscriber.

November 22, 2023

Each Subscriber may, but is not obligated to, sell any shares that it holds at its sole discretion in one or more transactions, public or private, with each Subscriber making all decisions about the timing, size and prices of any such sales independent of the Company. Furthermore, any economic benefits from the sale of any shares of Common Stock that a Subscriber may make would be solely for the benefit of such Subscriber, and the Company will not be entitled to receive any of the proceeds of such sales. For these reasons, the Company respectfully submits that neither Subscriber is acting on behalf of the Company to the extent that a Subscriber exercises its discretion to sell such shares that it may hold. There are precedent transactions involving similar forward purchase agreement structures in which sales that are made by the holders of the shares, to the extent that such shares are acquired as unrestricted shares that are tradable without restriction, are treated as exempt from registration under Section 5 pursuant to Section 4(a)(1) or 4(a)(3), as applicable, and no additional registration statement is required in connection with the making of such sales. The Company believes that the same conclusion should apply here that the Forward Purchase Agreements in and of themselves should not require a registration of shares in order for the Subscribers to be able to make sales at their individual discretion. Rather, the only reason why any registration statement should be necessary is to the extent that the shares being sold are restricted securities because such shares were acquired pursuant to the FPA Funding Amount Subscription Agreements (until Rule 144 or another exemption is available as discussed above), since a resale registration statement would be necessary for a Subscriber to exercise its discretion and sell any shares. However, the act of seeking to have a resale registration statement that can be used for making sales of restricted securities should not give rise to a determination that a distribution is occurring or that the Subscribers are underwriters.

No-Action Letters

As further support for the position that the Subscribers are not underwriters, please consider two interpretive no-action requests pertaining to dynamic hedging sales. In the first, Goldman Sachs & Co. (“Goldman”) submitted an interpretive request to the Staff on October 6, 2003, related to the offer and sale of equity securities underlying a forward or option-based contract registered under Section 5 of the Securities Act. This interpretive request and the Staff’s response to the request, dated October 9, 2003, are referred to herein as the “2003 Registered Hedging Letter.” In the second, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Inc. (“Bank of America Merrill Lynch”) submitted an interpretive request to the Staff on November 30, 2011, related to holders of “restricted securities,” which satisfy the holding period required by Rule 144(d) under the Securities Act or affiliate of the issuer of the securities (i.e., a holder of “control securities” eligible for resale pursuant to Rule 144) using forward or option-based derivative contracts to sell shares pursuant to Rule 144. This interpretive request and the Staff’s response to this request, dated on December 1, 2011, are referred to herein as the “2011 Rule 144 Hedging Letter.”

In the 2003 Registered Hedging Letter, Goldman contemplated a forward or option-based contract with an issuer whereby it would purchase from the issuer shares that would be registered under Section 5 of the Securities Act, but there were a maximum number of such shares that would be purchased from the issuer. Goldman also contemplated being able to sell that maximum number of shares and deliver prospectuses in connection with such sales. However, Goldman also contemplated that subsequent to the sale of the maximum number of shares, it could sell and purchase additional shares as dynamic adjustments to its hedge position, and no prospectus would be delivered in connection with these sales. Goldman would conduct its dynamic hedging sale and purchase activity in its sole discretion, making all decisions about the timing, size and prices of those sales and purchases independently of the issuer. The terms of the contract with the issuer would not be based on the sales and purchase prices of any such dynamic hedging transactions nor would the issuer have an economic interest in those sales and purchases. Based on the facts presented by Goldman, the Staff expressed its views that the existence of a forward or option-based contract between an issuer and Goldman would not affect an exemption otherwise available to Goldman from the registration requirement under the Securities Act for offers and sales of shares exceeding the maximum number of shares purchased from the issuer in connection with its dynamic hedging activities relating to its exposure under the contract assuming that shares from the issuer are not used to settle any such sales.

November 22, 2023

In the 2011 Rule 144 Hedging Letter, Bank of America Merrill Lynch sought to have the guidance provided by the Staff in the 2003 Registered Hedging Letter with respect to dynamic hedging activities in connection with forward or option-based derivative contracts applied to dynamic hedging activities undertaken following the offer and sale of securities in compliance with Rule 144 where there is a sale of securities underlying a pre-paid variable share forward contract entered into between a broker-dealer and a holder of restricted or control securities. Based on the facts presented by Bank of America Merrill Lynch, the Staff expressed its view that its position in the 2003 Registered Hedging Letter regarding dynamic hedging activities may be applied to dynamic hedging activities when the initial hedging activities are undertaken in accordance with the offer and sale of securities in compliance with Rule 144 where there is a sale of securities underlying a pre-paid variable share forward contract entered into between a broker-dealer and a holder of restricted or control securities, provided that such dynamic hedging activities are conducted in the same manner and are subject to the same conditions as in the 2003 Registered Hedging Letter and as described in the 2011 Rule 144 Hedging Letter.

The Subscribers respectfully submit that the activity of the Subscribers is akin to the dynamic hedging activities described in the 2003 Registered Hedging Letter and the 2011 Rule 144 Hedging Letter and, therefore, any actions undertaken by the Subscribers with respect to the shares that are the subject of the Forward Purchase Agreement should be exempt from the registration requirements under the Securities Act and thus, not result in the Subscribers being underwriters. As discussed above, each of the Subscribers exercised its sole discretion to determine whether to enter into the FPA Funding Amount Subscription Agreements to purchase shares pursuant to those agreements prior to the Closing and made all decisions about the timing, size and prices of those purchases independently of the Company just as Goldman contemplated making purchases above the maximum number of shares independently of an issuer. Similarly, each of the Subscribers will also exercise its sole discretion to determine whether to sell any shares just as Goldman contemplated having sole discretion with regard to dynamic hedging sales activities and as Bank of America Merrill Lynch proposed with regard to the use of forward or option-based derivative contracts to sell shares pursuant to Rule 144. The Subscribers respectfully submit that where the sole discretion with regard to the purchase and sale activities being undertaken by a Subscriber is with that Subscriber, that the Staff should apply the views set forth in the 2003 Registered Hedging Letter and the 2011 Rule 144 Hedging Letter such that exemptions available to a Subscriber for any sales should not be effected by the existence of the Forward Purchase Agreements, with the result that the Subscribers would not be considered to be underwriters as such term is defined in Section 2(a)(11) of the Securities Act.

November 22, 2023

2.	We note your response to our prior comment 1, which we reissue with respect to the Sponsor. Please further revise your cover page to clarify the number of shares of common stock being registered that were originally purchased by the Sponsor or that underlie warrants held by the Sponsor, and the initial purchase price paid by the Sponsor for its Founder Shares prior to Priveterra's initial public offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 53.

Prospectus Summary

3.	Revise your future filings, including this registration statement and future ’34 Act filings, to clearly quantify the amount of the loss that was recorded “on the line” versus the amount recognized in your Statement of Operations due to subsequent change in the fair value of the derivative. Please also revise to identify the reasons behind such changes in fair value.

Response: The Company respectfully acknowledges the Staff’s comment and submits that Note 3 of the unaudited condensed consolidated financial statements, included on pages F-44 to F-47 of Amendment No. 2, discloses the amount of loss that was recorded “on the line” as of the date of the Merger. Of this amount, $38.2 million and $0.4 million were related to the losses recognized “on the line” for the issuance of the forward purchase agreements and make whole derivative, respectively.

In determining that certain items should be recorded “on the line” versus the Predecessor or Successor periods, the Company considered the Staff’s remarks before the 2014 AICPA Conference on Current SEC and PCAOB Developments published on December 8, 2014: “The staff has also become aware that certain expenses that are incurred contingent upon a change-in-control event are in some cases reflected in neither the predecessor or successor income statement periods, but instead are presented ‘on the line’. When registrants have demonstrated that certain expenses were contingent upon the change-in-control event, the staff has not objected to such presentation, provided that transparent and disaggregated disclosure of the nature and amount of such expenses was made.” Based on the Staff’s remarks, the Company interpreted that certain costs triggered by the consummation of the business combination should not be recognized until consummation occurs, and consistent with the referenced speech presented those costs ‘on the line’ that separates the Predecessor period from the Successor period. The Company determined that the transactions disclosed in the table on page F-47 of Amendment No. 2 were contingent on the Merger, and as a result, it would be appropriate for those transaction to be reflected “on the line”. The Company provided transparent and disaggregated disclosure about the nature and amount of the expenses included as a loss “on the line” and disclosed them on page F-47 of Amendment No. 2 and also referenced them below:

		Common shares	Common stock amount	Subscription Receivable	APIC	Accumulated Deficit
Priveterra closing equity as of July 21, 2023		—	$—	$—	$10,280	$(12,829)
Shares issued as consideration in the Merger	Note 1	16,500,000	1	—	189,633	—
Stock-compensation for Class B Founder Shares	Note 3	6,900,000	1	—	34,362	(34,362)
Issuance of Forward Purchase Agreements	Note 6	6,275,000	1	(60,710)	66,714	(38,255)
Issuance of Make-Whole derivative	Note 6	—	—	—	—	(427)
Shares issued for Committed Financing	Note 6	5,797,611	1	—	61,097	(36,097)
Shares issued in New Money PIPE Subscription Agreements	Note 6	1,001,000	—	—	3,844	(3,844)
Founder contingent shares	Note 6	—	—	—	(18,521)	—
Acquired IPR&D and loss on consolidation of VIE	Note 3	—	—	—	—	(328,738)
Settlement of Medytox top-off right derivative	Note 6	—	—	—	4,959	(4,959)
Other miscellaneous		685,989	—	—	7,385	(7,512)
Total shares of common stock immediately after Merger		37,159,600	$4	$(60,710)	$359,753	$(467,023)

As disclosed on pages F-33 and F-35 of the unaudited condensed consolidated financial statements included within Amendment No. 2, subsequent changes in fair value of the related derivative liabilities were $15.8 million for the period from July 22, 2023 to September 30, 2023 (Successor) and were recorded as a loss in the consolidated statement of operations for the Successor period from July 22, 2023 to September 30, 2023. The Company also included a statement on page 87 indicating that the change in fair value during the period from July 22, 2023 to September 30, 2023 (Successor) was due primarily to a decrease in the stock price from $10.84 (as reported on the NASDAQ Stock Market LLC on July 21, 2023) to $5.60 (as reported on NYSE American on September 29, 2023), and an increase in volatility from 55% to 67%. Reference has also been made to this disclosure in Note 6 of the unaudited condensed consolidated financial statements, included on pages F-53 to F-61 of Amendment No. 2.

November 22, 2023

4.	We note your statement on pages 62 and 88 that one of the reasons that Priveterra and Old AEON entered into the Forward Purchase Agreements was to obtain the New Money PIPE Investment of $7.0 million which was required to satisfy the minimum cash condition under the Business Combination Agreement and to ensure that AEON would comply with NYSE American listing standards, including with respect to the sufficiency of AEON's liquidity. Please revise the Summary to clearly disclose the contingent relationship between the New Money PIPE Investment and the Forward Purchase Agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 69-70, and 88.

5.	You state that Priveterra and Old AEON entered into the Forward Purchase Agreements in part to "have access to potential proceeds that may be provided under the Forward Purchase Agreements and related FPA Funding Amount Subscription Agreements." Please balance this statement by clarifying that AEON has not had access to the $66.7 million since the closing date of the Business Combination, and, in plain English, explain the limited circumstances under which the company may have access to any proceeds under these agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3-4, 68-69, 82, 95-97, and F-55-F-56.

6.	Revise here and elsewhere, as appropriate, to prominently disclose that there is no arrangement or requirement for the Sellers to hold the $66.7 million Prepayment Amount in escrow, trust, or any similar arrangement until the Forward Purchase Agreements have settled. Please also disclose the attendant risks stemming from the lack of such an arrangement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 13, 89, and F-55.

Risk Factors

7.	We note that management has concluded that there is substantial doubt about AEON's ability to continue as a going concern. Please describe the potential effect that this conclusion may have on your ability to raise additional funds through equity or debt financing, as well as the potential terms of any such financings. In this regard, we note that under the terms of the Forward Purchase Agreements, the Reset Price over 24 months following the closing of the Business Combination may be impacted by the price at which shares of your common stock could be sold through a potential public or private equity offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 6, 12-13, 54-57, 89, 96-97, and F-55-F-56.

8.	We note your revisions in response to our prior comment 5, which we reissue with respect to securities being registered for resale that were originally purchased by the Sponsor. Please further revise your risk factor beginning on page 48 to disclose the purchase price paid by the Sponsor for the Founder Shares and the percentage of outstanding Class A Common Stock that these shares currently represent.

November 22, 2023

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 53 and F-47.

Liquidity and Capital Resources

9.	Please revise this section as follows:

(a)	Disclose, if true, whether your principal uses of cash since the closing of the Business Combination have included payments due under the Forward Purchase Agreements, and specify such amounts paid.

(b)	Disclose here, and elsewhere as appropriate, the percentage of public holders of Priveterra Class A common stock that exercised their right to redeem their shares for cash, the resulting aggregate redemption payment from Priveterra's trust account, and the date such redemption payments were made. Following these investor redemptions, disclose the aggregate amount of proceeds the company received from the Priveterra trust account upon the closing of the Business Combination, after accounting for the aggregate payment of the $66.7 million Prepayment Amount to the FPA Sellers under the Forward Purchase Agreements and any payments related to the Recycled Shares.

Response to 9(a): The Company respectfully acknowledges the Staff’s comment and submits that since the Closing of the Merger, the Company has only paid a pro-rated quarterly administrative fee to Atalaya Capital Management LP of $3,445. This amount was not disclosed as it was considered de minimis. The Company’s principal uses of cash have primarily been to fund the research and development of its product.

Response to 9(b): The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 88.

10.	You state that as of the date of this prospectus, you only have sufficient cash to fund your operating plan through mid-December 2023, that you are actively attempting to secure additional capital, and that you may sell common stock or other securities in one or more transactions at a price that is less than the price per share paid by current public stockholders. Please revise here, and elsewhere as appropriate, to discuss the potential effect of the Forward Purchase Agreements on your ability to raise additional capital. In this regard we note that reset provisions in the FPAs may be triggered in the event the company undertakes to raise additional capital. Explain the potential impact to the company and its liquidity and capital needs in the event there is a reduction or elimination of the Reset Price Floor, including the potential impact that a downward reset could have on the company's ability to access the Prepayment Amount.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 6, 13, 54-57 and 89, 96-97, and F-55-F-56.

November 22, 2023

General

11.	Please revise your disclosure on pages 2, 61-62, 77, and 86-88, to include a plain English description of the OTC Equity Prepaid Forward Transactions contemplated by the Forward Purchase Agreements ("FPAs") with the Sellers. In your revisions, please specifically address issues including, but not limited to, the following

(a)	Disclose the attendant risks and benefits to each of the company and the Sellers based upon how the FPAs operate.

(b)	Explain whether, and if so to what extent, entering into the FPAs helped ensure that the Business Combination closed and/or that Priveterra's initial listing application with the NYSE American was approved. Describe the purpose and effect of (i) the Sellers' purchase of the Recycled Shares prior to the Closing and (ii) the Sellers' purchase of 6,275,000 shares of New AEON Class A Common Stock from the issuer.

(c)	Clarify how the FPAs have operated to date. Disclose the amount of cash and securities each party has received under the terms of the FPAs, when such cash or securities was received, and how such amounts were determined.

(d)	Provide examples of how the FPAs may operate prior to settlement, including how and when the company and the Sellers may receive securities or cash. Explain how the timing and terms of any cash settlement payments under the FPAs will depend on AEON's stock price performance. Include best case scenarios and worst-case scenarios for each party with respect to the various rights and obligations under the FPAs, and describe any assumptions on which the scenarios you present are based. In this regard, it may be useful to provide this disclosure in tabular form.

(e)	Summarize any additional payments and share issuances that you may be required to make under the FPAs, including upon maturity, and how such amounts will be determined.

(f)	Disclose whether, and if so how, the FPAs constitute a hedging strategy for the Sellers.

(g)	Explain how the FPAs will operate in the event of the company's bankruptcy or a change of control.

Response to 11(a): The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2-3, 54-56, 68-70, 88-89, 96-97, and F-55-56.

Response to 11(b): The Company respectfully acknowledges the Staff’s comment and has revised (i) with respect to the extent the FPAs helped ensure that the Business Combination closed and the initial listing application with the NYSE American was approved, the disclosure on pages 2, 69 and 88, (ii) with respect to the purpose and effect of the Seller’s purchase of the Recycled Shares, the disclosure on pages 2 and 88, and (iii) with respect to the purpose and effect of the Sellers’ purchase of 6,275,000 shares of New AEON Class A Common Stock from the issuer, the disclosure on pages 3-4, 54-55, 68-69, 89, 96-97, and F-55-56.

Response to 11(c): The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 82, 95-96, and F-55.

Response to 11(d): The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3-4, 54-57, 68-69, 88-89, 96-97, and F-55-F-56.

Response to 11(e): The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3-4, 54-57, 68-69, 89, 97, and F-55-F-56.

Response to 11(f): The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 69-70, and 88.

Response to 11(g): The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 55, 97, and F-56.

* * *

November 22, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (714) 755-8008 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Drew Capurro

Drew Capurro
of LATHAM & WATKINS LLP

cc:	(via email)
Marc Forth, Chief Executive Officer, AEON Biopharma, Inc.
Alex Wilson, Esq., Executive Vice President, Chief Legal Officer, AEON Biopharma, Inc.
B. Shayne Kennedy, Esq., Latham & Watkins LLP
Eric Hanzich, Esq., Latham & Watkins LLP